SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Earnings Release Second Quarter 2017

GOL reports 7% increase in net revenues to R$2.2 billion in 2Q17

Brazil's #1 airline achieved recurring EBITDA margin of 7.0%

São Paulo, August 9th, 2017 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil's #1 airline, announces its consolidated results for the second quarter (2Q17) and for the six months of 2017 (6M17). All information is presented in accordance with IFRS and in Brazilian Reals (R$), and all comparisons are with the second quarter of 2016 (2Q16) and for the six months of 2016 (6M16), unless otherwise stated.

Financial and Operational Highlights

|     Net revenue reached R$2.2 billion, an increase of 7.0% compared to 2Q16. In the accumulated 6M17, we achieved R$4.9 billion, an increase of 1.6% in relation to 6M16.

|     The Company's operating fleet, excluding sub-leased aircraft,at the end of 2Q17 was 116 Boeing 737 aircraft, a reduction of 2.5% compared to 119 aircraft at the end of 2Q16. Net revenue per aircraft was R$19.3 million (US$6.0 million) in 2Q17.

|     Auxiliary and cargo revenues increased by 16.7% in 2Q17 when compared to 2Q16, reaching R$347.7 million or 15.6% of net operating revenue. In 6M17, they totaled R$696.9 million, an increase of 21.8% compared to 6M16.

|     In 2Q17, Smiles’ net income was R$146.2 million, representing a net margin of 33.1%, compared to 35.3% in 2Q16. Operating income was R$168.6 million, 31.6% higher than the 2Q16, representing an operating margin of 38.2%, 1.6 p.p. higher in the quarterly comparison. Net revenue increased 26.3% reaching R$441.7 million, compared to R$349.8 million in 2Q16.

|     GOL transported a total of 7.3 million passengers in 2Q17, a decrease of 1.3% over 2Q16. In 6M17, the total number of passengers transported was 15.5 million, down 5.6% when compared to 6M16. However, passenger revenue increased by 5.3% in 2Q17 compared to second quarter of 2016, reaching R$1.9 billion.

|           Maintaining the commitment to rationalizing ASK and lowest costs in the market, total operating expenses decreased by 2.3% in 2Q17 compared to 2Q16, reaching R$2.2 billion. In the accumulated 6M17, there was an increase of 1.5% in relation to 6M16, due to increase in fuel cost.

|            Recurring operating income (EBIT) in 2Q17, excluding non-recurring expenses, was R$37.3 million, an increase of R$186.9 million compared to 2Q16. Recurring EBIT margin was 1.7% in 2Q17, an increase of 8.8 p.p. in relation to the same period of 2016 (-7.2%).

Contacts

Email: ri@voegol.com.br

Phone: +55 (11) 2128-4700

Site: www.voegol.com.br/ri

2Q17 Earnings Calls
Date: Wednesday
August 9, 2017

In English

01:30 p.m. (US EDT)

02:30 p.m. (Brazil)

Phone: +1 (412) 317-5453

Code: GOL

Replay: +1 (412) 317-0088

Replay Code: 10099784

In Portuguese

04:00 p.m. (Brazil)

03:00 p.m. (US EDT)

Phone: +55 (11) 3193-1001

+55 (11) 2820-4001

Code: GOL

Replay: +55 (11) 3193-1012

Replay Code: 5646210#

Live webcast

www.voegol.com.br/ri

|           Net income in the period was a loss of R$474.6 million, after the Smiles minority interest, representing a net margin of -21.2%. This result has an impaired comparison with 2Q16 (profit of R$252.5 million), as the gains from foreign exchange and monetary rate variation was +R$778.8 million in 2Q16, while in 2Q17 the loss was -R$225.7 million. In the quarter, the EPS was -R$1.37 and the EPADS was -US$2.12.

|           Net cash flow in 2Q17 was R$393.5 million. Total cash, including financial investments and restricted cash, and accounts receivables totaled R$1,770.5 million.

|           Excluding non-recurring expenses in 2Q17, adjusted total CASK was 21.03 cents (R$), an increase of 1.1% over 2Q16 (20.80 cents (R$)). In 6M17, adjusted total CASK presented a reduction of 2.4% when compared to 6M16, reaching 20.02 cents (R$).

|           Adjusted ex-fuel CASK had a reduction of 2.0% in 2Q17 compared to 2Q16, reaching 15.00 cents (R$). In the half-yearly variation, the indicator decreased by 4.9% reaching 13.94 cents (R$).

1	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Second Quarter 2017

|           RPKs increased by 0.5%, from 8,096 million in 2Q16 to 8,135 million in 2Q17, due to the increase in the average stage length by 1.9%. In 6M17, the demand reached 17,697 million, an increase of 0.6% compared to 6M16, also due to the increase of the average stage length by 7.5%.

|           In the quarter, ASKs totaled 10,447 million, a reduction of 3.0% compared to 2Q16. In 6M17, there was a decrease of the ASKs of 2.4% in relation to 6M16, reaching 22,466 million. In both periods the reduction is a reflection of the lower seats supply, mainly in international flights.

|           The average load factor in 2Q17 increased by 2.7 p.p. compared to 2Q16, reaching 77.9%. In the accumulated period of 2017, this rate was 78.8%, an increase of 2.4 p.p. over 6M16. The average yield per passenger increased by 4.8% in the quarter compared to 2Q16, reaching 23.19 cents (R$). In 6M17, yield decreased by 1.7% compared to 6M16.

|           RASK presented an increase of 10.2% compared to 2Q16 with 21.38 cents (R$), and an increase of 4.2% in 6M17 compared to 6M16, reaching 21.72 cents (R$). Average fare was R$260, an increase of 6.7% in relation to 2Q16 (R$244). For the 6M17 the average fare increased by 4.8% compared to 6M16, reaching R$270.

|           GOL's market share in the domestic and international air transport sector at the end of 2Q17 was 35.2% and 9.8%, respectively. These market shares were 35.5% and 12.0% at the end of 2Q16.

|           The average flight completion and on-time departures were 98.1% and 96.0%, respectively, during 2Q17 (ANAC data). The number of passenger claims and lost baggage per 1,000 passengers was 1.35 and 2.04, respectively.

|           Adjusted total net debt, excluding perpetual bonds, decreased by R$2.8 billion during 2Q17 to R$11.0 billion. The adjusted net debt ratio to annualized EBITDAR was 5.5x as of June 30, 2017.

|           GOL's ADRs had an average daily trading volume on the NYSE of US$4.9 million (R$15.7 million) in 2Q17, compared to US$2.2 million (R$7.5 million) in 2Q16. Preferred shares had an average daily trading volume in the B3 of R$23.8 million in 2Q17, compared to R$13.0 million in 2Q16.

Recent Events

In July 1st, 2017, the Extraordinary General Meeting of Smiles Fidelidade approved the merger of Smiles by Smiles Fidelidade S.A. (new name of Webjet Participações S.A.), pursuant to the Protocol and Justification of Merger entered into between the companies' administrations in June 6, 2017. This operation aimed to optimize and simplify GOL's organizational structure, providing tax efficiency resulting from the use of accumulated balances of tax losses from Webjet.

Also in July, GOL launched the #NOVAGOL campaign to publicize its commitment to customer connectivity, comfort and entertainment and to value its competitive advantages. The campaign reinforces the transformation the Company is promoting to serve its customers with excellence, including Wi-Fi on board, eco leather seats, GOL Premium Lounge and Selfie Check-In.

Management’s Comments on Results

“We remain committed to respond to the macroeconomic environment with strong discipline in seat supply, growth in load factor, continuous improvement in customer experience and cost reduction to generate better operating results. Particularly in the second quarter, seasonally the weakest in the year, we achieved good operational results, with recurring EBIT margin evolving significantly 8.8 p.p. over 2Q16”, commented CEO Paulo Kakinoff.

Despite a 3.0% reduction in the total number of ASKs, net revenue for the quarter grew 7.0% to R$2.2 billion, thanks to the rationalization of capacity, sharp yield management and optimization of aircraft utilization.

GOL is proud to be the lowest cost carrier in Brazil for the 16th consecutive year, due to its unique and standardized fleet, generating lower costs with crew, smart management of spare parts and "best-in-class" maintenance, in addition to lean and productive operations with reduced exposure to fixed costs. The new Boeing 737 MAX 8 aircraft, that will begin arriving in the second half 2018, and investments in technology will further strengthen our cost leadership.

2	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Second Quarter 2017

We are focused on providing the best flight experience to GOL’s clients. According to ANAC, in the quarter ended June 2017, the Company remained the leader in on-time flights in Brazil with a rate of 96.0% of flights departing on time, that is, more than 55,000 flights in the period.

"The Company recorded a recurring operating income (EBIT) of R$37.3 million in the 2Q17, with an operating margin of 1.7%. This second quarter operating profit has not happened on a recurring basis since 2010," added Richard Lark, GOL's CFO.

In 2Q17, GOL increased aircraft utilization rates while maintaining the lowest cost in the market. The use of aircraft was 11.3 block hours per day (an increase of 4.8% over 2Q16). The number of passengers transported in the 2Q17 decreased 1.3% when compared to the 2Q16. GOL's load factor increased by 2.7 p.p., to 77.9%, due to the maturity of the new flight network, launched in May 2016, which reflected in a 3.0% reduction in total ASKs for the period.

Operating costs per ASK, excluding fuel and non-recurring expenses, decreased by 2.0% to 15.00 cents (R$). This reduction was driven by the lower aircraft leasing expenses, due to fleet restructuring, and the lower cost with service provision. Fuel costs per available seat kilometer (ASK) increased by 9.7% to 6.03 cents (R$). "Our absolute leadership at low cost is what makes us stand out in the proposal of added value to our investors, which allows us to offer better fares and services to the market, even in a challenging industry environment," added Richard.

In terms of future perspectives, besides maintain elevated levels of productivity and profitability, short-term results will be driven by the implementation of modern technologies and innovations, as detailed in #NOVAGOL campaign. "We are in a new stage of our company. We continue focused on providing our clients the best experience in air travel with unique services: selfie check-in service, new and more modern aircraft with leather seats and Wi-Fi on board, frequent flights in major markets, a system of integrated routes and low fares. All this is made possible by our dedicated team of employees, who are key to our success. By remaining obsessed on our low-cost business model, while continuing to innovate and offer low fares, we will create value to our clients, employees and shareholders", conclude Kakinoff.

3	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Second Quarter 2017

Operational and Financial Indicators

Traffic data – GOL	2Q17	2Q16	% Var.	6M17	6M16	% Var.
RPK GOL – Total	8,135	8,096	0.5%	17,697	17,593	0.6%
RPK GOL – Domestic	7,302	7,212	1.2%	15,809	15,608	1.3%
RPK GOL – International	833	884	-5.7%	1,888	1,985	-4.9%
ASK GOL – Total	10,447	10,766	-3.0%	22,466	23,028	-2.4%
ASK GOL – Domestic	9,324	9,492	-1.8%	20,014	20,347	-1.6%
ASK GOL – International	1,123	1,274	-11.9%	2,452	2,680	-8.5%
GOL Load Factor – Total	77.9%	75.2%	2.7 p.p	78.8%	76.4%	2.4 p.p
GOL Load Factor - Domestic	78.3%	76.0%	2.3 p.p	79.0%	76.7%	2.3 p.p
GOL Load Factor - International	74.2%	69.3%	4.8 p.p	77.0%	74.1%	2.9 p.p
Operating data	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Average Fare (R$)	259.79	243.57	6.7%	270.37	257.98	4.8%
Revenue Passengers - Pax on board ('000)	7,261	7,353	-1.3%	15,471	16,396	-5.6%
Aircraft Utilization (block hours/day)[5]	11.3	10.7	4.8%	11.8	10.8	9.5%
Departures	57,883	60,963	-5.1%	121,983	135,162	-9.8%
Total Seats (‘000)	9,680	10,157	-4.7%	20,414	22,527	-9.4%
Average Stage Length (km)	1,061	1,041	1.9%	1,082	1,006	7.5%
Fuel Consumption (mm liters)	311	323	-3.8%	664	696	-4.7%
Full-time Employees (at period end)	15,360	15,280	0.5%	15,360	15,280	0.5%
Average Operating Fleet[6]	106	114	-7.4%	108	122	-11.5%
On-time Departures	96.0%	94.5%	1.5 p.p	95.3%	94.8%	0.5 p.p
Flight Completion	98.1%	92.8%	5.3 p.p	98.4%	90.7%	7.7 p.p
Passenger Complaints (per 1000 pax)	1.3517	2.3666	-42.9%	1.3913	2.2000	-36.8%
Lost Baggage (per 1000 pax)	2.04	2.20	-7.3%	2.11	2.20	-4.3%
Financial data	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Net YIELD (R$ cents)	23.19	22.12	4.8%	23.64	24.04	-1.7%
Net PRASK (R$ cents)	18.06	16.64	8.5%	18.62	18.37	1.4%
Net RASK (R$ cents)	21.38	19.40	10.2%	21.72	20.85	4.2%
CASK (R$ cents)	21.14	21.00	0.7%	20.48	19.68	4.0%
CASK ex-fuel (R$ cents)	15.11	15.50	-2.5%	14.40	13.83	4.2%
CASK (R$ cents) adjusted [4]	21.03	20.80	1.1%	20.02	20.51	-2.4%
CASK ex-fuel (R$ cents) adjusted [4]	15.00	15.30	-2.0%	13.94	14.66	-4.9%
Breakeven Load Factor	77.0%	81.4%	-4.4 p.p	74.3%	72.1%	2.2 p.p
Average Exchange Rate [1]	3.2174	3.5076	-8.3%	3.1807	3.7049	-14.1%
End of period Exchange Rate [1]	3.3082	3.2098	3.1%	3.3082	3.2098	3.1%
WTI (avg. per barrel. US$) [2]	48.15	45.64	5.5%	49.95	39.60	26.1%
Price per liter Fuel (R$) [3]	2.03	1.83	10.7%	2.06	1.94	6.2%
Gulf Coast Jet Fuel (avg. per liter. US$)[2]	0.37	0.34	9.9%	0.38	0.30	27.7%

1. Source: Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed; 4. Excluding non-recurring results on return of aircraft under finance lease contracts and sale-leaseback transactions; 5. Change on methodology from flight hours to block hours per day between 1Q17 and 2Q17; and 6. Average operating fleet excluding sub-leased aircrafts and those under MRO.

*Certain variation calculations in this report may not match due to rounding.

Domestic market – GOL

Domestic supply decreased by 1.8% in the quarter when compared to the 2Q16, due to the new network composition. Domestic demand increased by 1.2% in the 2Q17, resulting in a load factor of 78.3%, an increase of 2.3 p.p. when compared to the 2Q16.

In 6M17, domestic supply reduced 1.6% in comparison to 6M16, while domestic demand was up 1.3% in the same period. Load factor increased 2.3 p.p. and achieved 79.0% in 6M17.

GOL transported 6.9 million passengers in the domestic market in the quarter, representing an increase of 0.1%, when compared to the same period in 2016. GOL is the leader in number of transported passengers in Brazil’s domestic aviation market.

International market - GOL

GOL’s international supply decreased 11.9% in the quarter, in comparison to 2Q16, due to the new network composition. In 6M17, GOL showed a decrease of 8.5% when compared to the first half of 2016.

4	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Second Quarter 2017

During the quarter, international demand showed a decrease of 5.7% when compared to the 2Q16. For 6M17, the company registered a reduction of 4.9% over 6M16. Load factor achieved 74.2%, 4.8 p.p. up in comparison to second quarter 2016, and increased 2.9 p.p. for the half year ended in June 2017, achieving 77.0%. During the quarter, GOL transported 398 thousand passengers in the international market, 5.0% less than in 2Q16.

Volume of departures and Total seats - GOL

The total volume of GOL departures was 57.9 thousand in 2Q17, a 5.1% reduction compared to same period of 2016. This volume totaled 122.0 thousand departures in the first half of 2017, a 9.8% decline compared to the 6M16. The total number of seats available to the market was 9.7 million in the second quarter of 2017, declining 4.7% in relation to the same period of 2016. In 6M17, the number of seats available was 20.4 million, a reduction of 9.4% compared to 6M16.

PRASK, Yield and RASK

Net PRASK increased by 8.5% in the quarter when compared to 2Q16, reaching 18.06 cents (R$), due to higher passenger revenue and 3.0% lower total ASK. In the first half of the year, Net PRASK reached 18.62 cents (R$), an increase of 1.4% compared to 6M16.

Net RASK was 21.38 cents (R$) in 2Q17, 10.2% up over 2Q16. In the 6M17 it was 21.72 cents (R$), an increase of 4.2% in relation to the same period of 2016.

Net yield grew 4.8% in 2Q17 in comparison to 2Q16, reaching 23.19 cents (R$). In 6M17, net yield decreased by 1.7% when compared to 6M16, reaching 23.64 cents (R$).

These indicators improved due to the combination of higher revenue and reduction in total ASK and RPK.

5	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Second Quarter 2017

Income statement in IFRS (R$ MM)

Income statement (R$ MM)*	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Net operating revenues	2,234.0	2,088.8	7.0%	4,879.8	4,801.9	1.6%
Passenger	1,886.3	1,791.0	5.3%	4,183.0	4,229.8	-1.1%
Cargo and Other	347.7	297.8	16.7%	696.9	572.1	21.8%
Operating Costs and Expenses[1]	(2,208.6)	(2,260.8)	-2.3%	(4,601.4)	(4,532.8)	1.5%
Salaries. wages and benefits	(381.7)	(381.8)	0.0%	(795.7)	(796.6)	-0.1%
Salaries, wages and benefits - Operations	(298.2)	(286.9)	3.9%	(610.0)	(608.8)	0.2%
Salaries, wages and benefits - Other	(83.5)	(94.8)	-11.9%	(185.7)	(187.8)	-1.1%
Aircraft fuel	(629.7)	(591.7)	6.4%	(1,365.5)	(1,348.6)	1.3%
Taxes on aircraft fuel	(99.8)	(95.4)	4.6%	(220.7)	(217.3)	1.5%
Aircraft Fuel (ex-taxes)	(529.9)	(496.2)	6.8%	(1,144.9)	(1,131.2)	1.2%
Aircraft rent	(241.9)	(286.5)	-15.6%	(483.4)	(610.4)	-20.8%
Sales and marketing	(124.4)	(132.2)	-5.9%	(242.0)	(250.8)	-3.5%
Landing fees	(144.7)	(157.2)	-8.0%	(319.5)	(346.8)	-7.9%
Services to Passengers	(98.4)	(115.9)	-15.1%	(215.6)	(238.1)	-9.4%
Aircraft and traffic servicing	(209.3)	(202.3)	3.5%	(403.2)	(384.6)	4.8%
Maintenance materials and repairs	(132.2)	(157.3)	-16.0%	(220.4)	(285.4)	-22.8%
Depreciation and amortization	(119.0)	(110.2)	8.0%	(225.6)	(224.9)	-0.3%
Other	(127.3)	(125.8)	1.2%	(330.4)	(46.7)	607.8
Equity Income	0.0	0.6	-99.2%	0.1	(3.3)	NM
Operating Result (EBIT)	25.4	(171.4)	NM	278.6	265.8	4.8%
EBIT Margin	1.1%	-8.2%	9.3 p.p	5.7%	5.5%	0.2 p.p
Other Financial Income (expense)	(425.3)	543.1	NM	(524.9)	929.3	NM
Interest on loans	(165.4)	(178.5)	-7.3%	(405.6)	(415.3)	-2.4%
Gains from financial investments	19.7	33.8	-41.7%	48.9	85.9	-43.1%
Exchange and monetary variations	(225.7)	778.8	NM	(82.1)	1.432.3	NM
Derivatives net results	(12.3)	(16.6)	-25.5%	(24.0)	(64.2)	-62.6%
Other expenses (revenues). net	(41.6)	(74.5)	-44.2%	(62.1)	(109.4)	-43.2%
Income (Loss) before income taxes	(399.9)	371.7	NM	(246.3)	1,195.1	NM
Pre-tax Income Margin	-17.9%	17.8%	-35.7 p.p	-5.0%	24.9%	-29.9 p.p
Income Tax	(6.4)	(62.2)	-89.6%	72.6	(128.4)	NM
Current income tax	(69.3)	(61.3)	13.0%	(154.4)	(124.2)	24.3%
Deferred income tax	62.8	(0.9)	NM	227.0	(4.2)	NM
Net income (loss)	(406.3)	309.5	NM	(173.6)	1,066.6	NM
Net Margin	-18.2%	14.8%	-33.0 p.p	-3.6%	22.2%	-25.8 p.p
Minority Interest	68.2	57.0	19.8%	140.5	111.4	26.2%
Net income (loss) after minority interest	(474.6)	252.5	NM	(314.2)	955.3	NM
Net Margin after minority interest	-21.2%	12.1%	-33.3 p.p	-6.4%	19.9%	-26.3 p.p
Earnings per Share (EPS). after minority interest in R$	(1.37)	0.73	NM	(0.90)	2.75	NM
Weighted average shares outstanding MM	347.5	347.2	0.1%	347.5	347.2	0.1%
Earnings per ADS Equivalent in US$	(2.12)	1.04	NM	(1.42)	3.71	NM
Weighted average ADSs outstanding MM	69.5	69.4	0.1%	69.5	69.4	0.1%

* Certain variation calculations in this report may not match due to rounding. 1 Opening of costs with different methodology in relation to that reported in 2Q16.

Net Revenue

Net revenue in the 2Q17 reached R$2.2 billion, representing a growth of 7.0% when compared to 2Q16, with RPKs increasing by 0.5%, from 8,096 million in the 2Q16 to 8,135 million in the 2Q17. The revenues with interline passenger from domestic flights also contributing to the increase of the net revenue, a 32.1% increase in the quarter and a significant increase of R$9 million in revenues with international flights. The revenue with international passengers totaled R$316.2 million in the quarter, an increase of 8.5% when compared to the same period of 2016, representing 14.2% of total net revenue.

The revenue with cargo transportation and others was of R$347.7 million in the 2Q17, an increase of 16.7% when compared to 2Q16. The increase was driven by: i) the 10.2% increase in revenues with domestic packages and cargoes, and ii) the increase in Smiles revenue with 49.5% premium redemptions in the quarter.

The load factor increased from 75.2% to 77.9% and was positively affected by both the 3.0% reduction in the ASK and the increase in demand in the quarter compared to the same period in 2016. The reduction in capacity reflects the new composition of the air network and the reduction of the total fleet by 19 aircraft when compared to the same quarter in the previous year (from 139 to 120 aircraft).

6	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Second Quarter 2017

The average fare increased by 6.7%, from R$244 to R$260, the yield increased by 4.8% to 23.19 cents (R$) per passenger-kilometer and revenue with passengers presented an increase of 5.3% over the same period of 2016, to R$1,886.3 million, representing 84.4% of the total net revenue for the quarter.

GOL launched in June another fare category and a more economical option for our customers, the new “Light Fare”. In this way, we guarantee the best choice for our customers and maintain a competitive advantage with regard to the offer of a new fare that will meet the majority of our frequent flyers who only travel with hand luggage. With the Light Fare we provide something different from what has always existed, a way to be in accordance with the changes currently required in the market by ANAC resolution 400, while continuing to favor our target public, which seeks not only the best product, but also the best service. Baggage handling services can be purchased through our website, app and totems with a 50% discount, which will allow us to significantly increase sales through digital channels, as well as offering the best prices on the market for our customers.

Operating expenses

In the 2Q17, the total CASK increased by 0.7%, from 21.00 cents (R$) to 21.14 cents (R$) due to the reduction of 3.0% in total ASK. Total operating expenses reduced by 2.3%, to R$2,208.6 million mainly due to the reduction with services to passengers, aircraft rents and Maintenance, materials and repairs. Excluding non-recurring expenses in the 2Q17, the adjusted CASK was of 21.03 cents (R$) 1.1% up the second quarter of 2016.

Operating expenses per ASK excluding fuel decreased by 2.5% to 15.11 cents (R$). Breakeven load factor reduced 4.4 p.p. to 77.0% vs 81.4% in 2Q16, due to cost reduction in the period.

7	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Second Quarter 2017

The breakdown of our costs and operational expenses is as follows:

Operating expenses (R$ MM)[2]	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Salaries, wages and benefits	(381.7)	(381.8)	0.0%	(795.7)	(796.6)	-0.1%
Salaries, wages and benefits - Maintenance	(298.2)	(286.9)	3.9%	(610.0)	(608.8)	0.2%
Salaries, wages and benefits - Other	(83.5)	(94.8)	-11.9%	(185.7)	(187.8)	-1.1%
Aircraft fuel	(629.7)	(591.7)	6.4%	(1,365.5)	(1,348.6)	1.3%
Taxes on aircraft fuel	(99.8)	(95.4)	4.6%	(220.7)	(217.3)	1.5%
Aircraft Fuel (ex-taxes)	(529.9)	(496.2)	6.8%	(1,144.9)	(1,131.2)	1.2%
Aircraft rent	(241.9)	(286.5)	-15.6%	(483.4)	(610.4)	-20.8%
Sales and marketing	(124.4)	(132.2)	-5.9%	(242.0)	(250.2)	-3.5%
Landing fees	(144.7)	(157.2)	-8.0%	(319.5)	(346.8)	-7.9%
Services to Passengers	(98.4)	(115.9)	-15.1%	(215.6)	(238.1)	-9.4%
Aircraft and traffic servicing	(209.3)	(202.3)	3.5%	(403.2)	(384.6)	4.8%
Maintenance. materials and repairs	(132.2)	(157.3)	-16.0%	(220.4)	(285.4)	-22.8%
Depreciation and Amortization	(119.0)	(110.2)	8.0%	(225.6)	(224.9)	0.3%
Other operating expenses	(127.3)	(125.8)	1.2%	(330.4)	(46.7)	607.8%
Total operating expenses	(2,208.6)	(2,260.8)	-2.3%	(4,601.4)	(4,532.8)	1.5%
Total operating expenses adjusted¹	(2,196.7)	(2,239.0)	-1.9%	(4,792.2)	(4,723.6)	1.5%
Operating expenses ex- fuel	(1,578.9)	(1,669.1)	-5.4%	(3,235.8)	(3,184.2)	1.6%
Operating expenses ex- fuel adjusted¹	(1,567.0)	(1,647.3)	-4.9%	(3,426.6)	(3,375.0)	1.5%
Operating expenses per ASK (R$ cents)	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Salaries. wages and benefits	(3.65)	(3.55)	3.0%	(3.54)	(3.46)	2.4%
Salaries, wages and benefits - Maintenance	(2.85)	(2.67)	7.1%	(2.72)	(2.64)	2.7%
Salaries, wages and benefits - Other	(0.80)	(0.88)	-9.3%	(0.83)	(0.82)	1.3%
Aircraft fuel	(6.03)	(5.50)	9.7%	(6.08)	(5.86)	3.8%
Taxes on aircraft fuel	(0.96)	(0.89)	7.8%	(0.98)	(0.94)	4.1%
Aircraft Fuel (ex-taxes)	(5.07)	(4.61)	10.1%	(5.10)	(4.91)	3.7%
Aircraft rent	(2.32)	(2.66)	-13.0%	(2.15)	(2.65)	-18.8%
Sales and marketing	(1.19)	(1.23)	-3.0%	(1.08)	(1.09)	-1.1%
Landing fees	(1.39)	(1.46)	-5.1%	(1.42)	(1.51)	-5.6%
Services to Passengers	(0.94)	(1.08)	-12.5%	(0.96)	(1.03)	-7.2%
Aircraft and traffic servicing	(2.00)	(1.88)	6.6%	(1.79)	(1.67)	7.5%
Maintenance. materials and repairs	(1.26)	(1.46)	-13.4%	(0.98)	(1.24)	-20.8%
Depreciation and amortization	(1.14)	(1.02)	11.3%	(1.00)	(0.98)	2.8%
Other operating expenses	(1.22)	(1.17)	4.3%	(1.47)	(0.20)	625.5%
CASK	(21.14)	(21.00)	0.7%	(20.48)	(19.68)	4.0%
CASK adjusted¹	(21.03)	(20.80)	1.1%	(20.02)	(20.51)	-2.4%
CASK excluding fuel expenses	(15.11)	(15.50)	-2.5%	(14.40)	(13.83)	4.2%
CASK excluding fuel expenses adjusted¹	(15.00)	(15.30)	-2.0%	(13.94)	(14.66)	-4.9%

¹ excluding non-recurring results on the return of aircraft under finance lease contracts, sale-leaseback transaction and Tax Regularization Program expenses; 2Certain variation calculations in this report may not match due to rounding.

Aircraft fuel per ASK increased by 9.7% over the 2Q16, to 6.03 cents (R$), due to the increase of QAV price by 10.7%, and partially offset by the 3.8% decrease in the volume of fuel consumed.

Salaries, wages and benefits per ASK increased by 3.0%, to R$3.65, mainly due to the 3.0% reduction of ASK in the quarter, given that labor expenses remained stable.

Aircraft rent per ASK decreased by 13.0% over the 2Q16, to 2.32 cents (R$), essentially because of renegotiations in aircraft agreements in the period and consequently fleet reduction, as well as, the 8.3% appreciation of Real versus Dollar.

Sales and marketing per ASK decreased 3.0% over 2Q16, to 1.19 cents (R$), affected by the lower expenses with marketing.

Landing fees per ASK decreased by 5.1% over the 2Q16, to 1.39 cents (R$) (-8.0% in nominal terms), essentially due to the reduction in departures in 5.1% reflecting the new network composition and lower airport landing and navigation fees.

Services to passengers decreased 12.5% over 2Q16 to 0.94 cents (R$) (-15.1% in nominal terms), primarily because of lower ramp costs due fewer flights and the significant network change that occurred in 2Q16, which increased passenger re-accommodation costs.

8	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Second Quarter 2017

Aircraft and traffic servicing per ASK increased 6.6% over 2Q16 to 2.00 cents (R$) (3.5% in nominal terms), mainly due an increase in the number of Smiles redemption tickets purchased from partner airlines, which will be recorded as revenue when the passengers fly.

Maintenance materials and repairs per ASK decreased by 13.4% over 2Q16, to 1.26 cents (R$) (-16.0% in nominal terms), mainly due fewer aircrafts in the quarter comparison and a stronger Real in 8.3%.

Depreciation and amortization per ASK increased by 11.3% over the 2Q16, to 1.14 cents (R$) (8.0% in nominal terms), mainly due depreciation of capitalized engines.

Other expenses per ASK reached 1.22 cents (R$) an increase of 4.3% compared to 2Q16 or R$127.3 million, 1.2%, in nominal terms.

Operational result

Second quarter operating result (EBIT) was R$25.4 million, a significant increase in comparison to the R$171.4 million negative result in 2Q16. In terms of operating margin 2Q17 ended with a 1.1% margin, vs a negative 8.2% margin in 2Q16. Excluding non-recurrent events, EBIT reached R$37.3 million with 1.7% margin, in comparison to the R$149.6 million negative EBIT and 7.2% negative EBIT margin in 2Q16.

The impact of 1.98 cents (R$) increase in RASK and of 0.14 cents (R$) in CASK, resulted in an increase of EBITDA per available seat kilometer to 1.38 cents (R$) in 2Q17. Compared to 2Q16, EBITDA per ASK increased 1.95 cents (R$). 2Q17 recurring EBITDA totaled R$156.2 million in the period, in comparison to R$39.5 million negative in 2Q16. On a per available seat kilometer basis, EBITDAR was 3.70 cents (R$) in 2Q17, compared to 2.09 cents (R$) in 2Q16 (a 76.7% increase).

EBITDAR Calculation (R$ cents/ASK)	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Net Revenues	21.38	19.40	10.2%	21.72	20.85	4.2%
Operating Expenses	(21.14)	(21.00)	0.7%	(20.48)	(19.68)	4.0%
EBIT	0.24	(1.59)	NM	1.24	1.15	7.4%
Depreciation and Amortization	(1.14)	(1.02)	11.3%	(1.00)	(0.98)	2.8%
EBITDA	1.38	(0.57)	NM	2.24	2.13	5.3%
EBITDA Margin	6.5%	-2.9%	9.4 p.p	10.3%	10.2%	0.1 p.p
Aircraft Rent	(2.32)	(2.66)	-13.0%	(2.15)	(2.65)	-18.8%
EBITDAR	3.70	2.09	76.7%	4.40	4.78	-8.1%
EBITDAR Margin	17.3%	10.8%	6.5 p.p	20.2%	22.9%	-2.7 p.p
Recurring EBITDAR¹	3.81	2.29	66.1%	4.86	3.86	25.9%
Recurring EBITDAR Margin¹	17.8%	11.8%	6.0 p.p	22.4%	18.5%	3.9 p.p

¹ excluding non-recurring results on the anticipated return of aircraft under finance lease contracts. sale-leaseback transaction and Tax Regularization Program expenses; * Certain variation calculations in this report may not match due to rounding.

Operating Margins (R$ MM)	2Q17	2Q16	% Var.	6M17	6M16	% Var.
EBIT	25.4	(171.4)	NM	278.6	265.8	4.8%
EBIT Margin	1.1%	-8.2%	9.3 p.p	5.7%	5.5%	0.2 p.p
Recurring EBIT¹	37.3	(149.6)	NM	382.7	53.2	619.8%
Recurring EBIT Margin¹	1.7%	-7.2%	8.8 p.p	7.8%	1.1%	6.7 p.p
EBITDA	144.4	(61.3)	NM	504.2	490.7	2.7%
EBITDA Margin	6.5%	-2.9%	9.4 p.p	10.3%	10.2%	0.1 p.p
Recurring EBITDA¹	156.2	(39.5)	NM	608.3	299.9	102.8%
Recurring EBITDA Margin¹	7.0%	-1.9%	8.9 p.p	12.5%	6.2%	6.2 p.p
EBITDAR	386.3	225.3	71.5%	987.6	1,101.1	-10.3%
EBITDAR Margin	17.3%	10.8%	6.5 p.p	20.2%	22.9%	-2.7 p.p
Recurring EBITDAR¹	398.2	247.1	61.2%	1,091.7	910.3	19.9%
Recurring EBITDAR Margin¹	17.8%	11.8%	6.0 p.p	22.4%	19.0%	3.4 p.p

¹ excluding non-recurring results on the anticipated return of aircraft under finance lease contracts, sale-leaseback transaction and Tax Regularization Program expenses; * Certain variation calculations in this report may not match due to rounding.

9	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Second Quarter 2017

EBIT, EBITDA and EBITDAR reconciliation (R$ MM)*	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Net income (loss)	(406.3)	309.5	NM	(173.6)	1,066.6	NM
(-) Income taxes	(6.4)	(62.2)	-89.6%	72.6	(128.4)	NM
(-) Net financial result	(425.3)	543.1	NM	(524.9)	929.3	NM
EBIT	25.4	(171.4)	NM	278.6	265.8	4.8%
(-) Depreciation and amortization	(119.0)	(110.2)	8.0%	(225.6)	(224.9)	0.3%
EBITDA	144.4	(61.3)	NM	504.2	490.7	2.7%
(-) Aircraft rent	(241.9)	(286.5)	-15.6%	(483.4)	(610.4)	-20.8%
EBITDAR	386.3	225.3	71.5%	987.6	1,101.1	-10.3%

*In accordance with CVM Instruction 527, the Company presents the reconciliation of EBIT and EBITDA, whereby: EBIT = net income (loss) plus income and social contribution taxes and net financial result; and EBITDA = net income (loss) plus income and social contribution taxes, net financial result, and depreciation and amortization. We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, whereby: EBITDAR = net income (loss) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operating lease expenses; * Certain variation calculations in this report may not match due to rounding

Net financial result

Net financial expense was R$425.3 million in 2Q17, compared to R$543.1 million in revenues in 2Q16. Interest expense decreased R$13.1 million over 2Q16, primarily due to reduction in short-term debt. Interest income decreased R$14.1 million primarily due to a lower volume of cash and short-term investments, partially offset by the decrease in average Brazilian interest rates (as measured by the CDI rate).

|   Interest expense totaled R$165.4 million in the 2Q17, a decrease of 7.3% compared to 2Q16. The accumulated 6M17 presented a reduction of 2.4% in comparison the same period in 2016, getting to R$405.6 million, primarily the result of a lower debt level this year.

|   Net exchange and monetary variation totaled R$225.7 million negative in 2Q17, due to the depreciation of the Real against the Dollar (end of period), which ranged from R$3.2098 on June 30, 2016 to R$3.3082 on June 30, 2017.

|   Interest income totaled R$19.7 million in 2Q17, a decrease of 41.7% in comparison to 2Q16, explained by the lower level of cash held in Reals.

|   Other financial expenses totaled R$41.6 million negative in 2Q17, vs R$74.5 million negative in the 2Q16.

Hedge result

The Company uses hedge accounting to account for some of its derivative instruments. In 2Q17, GOL registered R$15.3 million loss from hedge operations.

Results (R$ million) 2Q17	Fuel	Interest Rates	Stock Term	Total
Subtotal - Designated for Hedge Accounting	-	(12.6)	(0.6)	(13.2)
Subtotal – Not Designated for Hedge Accounting	(2.1)	-	-	(2.1)
Total	(2.1)	(12.6)	(0.6)	(15.3)
OCI (net of taxes, on June 30, 2017)*	-	-	-	(122.9)

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income (loss) is a transitional account where positive and negative fair value adjustments of derivatives recorded as hedge accounting, designated as effective for hedging cash flow. GOL records the fair value of hedges due in future periods whose aim is to protect cash flow.

Results (R$ million) 2Q17	Fuel	Interest Rates	Stock Term	Total
Financial Result	(2.1)	(9.7)	(0.6)	(12.4)
Operating Result	-	(2.9)	-	(2.9)
Total	(2.1)	(12.6)	(0.6)	(15.3)

|   Interest: swap transactions to protect the cash flow from future aircraft leasing deliveries against an increase in Libor interest rates generated total loss of R$12.6 million in 2Q17.

10	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Second Quarter 2017

Income tax

In March of this year, the subsidiary GLA subscribed to the Tax Regularization Program (PRT), which allowed the partial settlement of taxes with tax loss and negative basis of social contribution, according to the explanatory note No. 18. The type of payment chosen by GLA was the reduction of 76% of the debt with the use of tax credits on tax loss and negative basis of social contribution and 24% in 24 monthly installments updated by SELIC from the month of subscription.

Income tax in the second quarter of 2017 totaled an expense of R$6.4 million, a reduction of 89.6% when compared to the same period of 2016.

Net income and Earnings per Share (EPS) after minority interest

Reported net income in 2Q17 was R$406.3 million negative, representing 18.2% negative net margin, vs. R$309.5 million of positive net income in 2Q16.

(R$ MM)	2Q17	2Q16	% Var.	6M17	6M16	% Var.
Net income (loss) before minority interest	(406.3)	309.5	NM	(173.6)	1,066.6	NM
Minority Interest	68.2	57.0	19.8%	140.5	111.4	26.2%
Net income (loss) after minority interest	(474.6)	252.6	NM	(314.2)	955.3	NM
Weighted average shares outstanding	347.5	347.2	0.1%	347.5	347.2	0.1%
EPS in R$ after minority interest	(1.37)	0.73	NM	(0.90)	2.75	NM
Weighted average ADS outstanding	69.5	69.4	0.1%	69.5	69.4	0.1%
Earnings per ADS in US$ after min. interest	(2.12)	1.04	NM	(1.42)	3.71	NM

¹ Non-onerous transfer of preferred shares related to the premiums granted to the beneficiaries under the Company's Restricted Share Plan ("Plan"), after the vesting period, as defined in the Plan.

Results per share after minority interest were R$1.37 negative in 2Q17, a decrease of R$2.10 in comparison to R$0.73 EPS reported in 2Q16. The number of shares considered in this calculation was 347,486,357 for 2Q17 and 347,242,172 for 2Q16, reflecting the ratio of 35 voting (common) shares for each non-voting (preferred) share.

Reported net income after minority interest per ADS was US$2.12 negative in 2Q17 compared to US$1.04 positive in 2Q16, a decrease of US$3.16. Weighted average ADSs outstanding were 69.5 million in 2Q17 and 2Q16, in accordance to the ADS ratio change of one ADS representing five (5) preferred shares (1:5) from May 2017.

In 2Q17, Smiles’ net income was R$146.2 million, representing a net margin of 33.1%, compared to 35.3% in 2Q16. Operating profit was R$168.6 million, 31.6% up over 2Q16, representing an operating margin of 38.2%, 1.6 p.p. over 2Q16. Operating profit growth was mainly result of the increase in net revenues reaching R$441.7 million, 26.3% over the R$349.8 million from 2Q16.

The following table summary of the results of our Smiles subsidiary:

Operating Data (billion)	2Q17	2Q16	% Var.
Miles Accrual (ex-GOL)	18.8	11.6	62.1%
Program Redemptions	16.4	10.2	59.7%
Financial Information (R$ million)	2Q17	2Q16	% Var.
Gross Revenues (ex-GOL)	451.3	394.8	14.3%
Net Revenues	441.7	349.8	26.3%
Operating Income	168.6	128.1	31.6%
Operating Margin	38.2%	36.6%	1.6 p.p
Net Income	146.2	123.6	18.3%
Net Margin	33.1%	35.3%	-2.2 p.p

Cash Flow

Cash, cash equivalents and short-term investments increased R$253.3 million during 2Q17.

In 2Q17, cash used in operating activities was R$503.9 million positive, mainly due to the increase in transportation commitments balance (R$133.2 million) and account receivables balance (R$215.9 million), partially offset by the reduction of financial investments balance (R$44.3 million).

11	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Second Quarter 2017

In 2Q17, cash used in investing activities was R$110.4 million negative, mainly due to the decrease in property, plant and equipment of R$155.2 million and financial investments balance (R$183.7 million), partially offset by an increase of financial investments of subsidiary Smiles (R$176.9 million). Net cash flow was R$393.5 million in the quarter.

In 2Q17, cash used in financing activities was R$140.3 million negative, mainly due to an increase in lending payments balance of R$105.0 million, partially offset by the reduction in financial lease payments in the amount of R$26.6 million.

Consolidated Cash Flow Summary (R$ mm) (1)	2Q17	2Q16	% Var.	1Q17	% Var.
Net Income (Loss) for the Period	(406.3)	309.5	NM	232.7	NM
Adjustment of Non-Cash Items	459.6	(248.6)	NM	7.3	6,215.3%
Net Income (Loss) After Adjusting Non-Cash Items	53.3	60.9	-12.5%	239.9	-77.8%
Net Cash Provided to (Used in) Operating Activities	503.9	(103.1)	NM	(31.7)	NM
Net Cash Provided to (used in) Investment Activities	(110.4)	254.5	NM	(143.4)	23.0%
Net Cash Flow (1)	393.5	151.4	159.8%	(175.1)	NM
Net Cash used in Financial Activities	(140.3)	(353.2)	-60.3%	(230.2)	-39.0%
Net Increase in Cash and Cash Equivalents	253.3	(201.7)	NM	(405.2)	NM
Cash beginning of period	694.5	1,815.1	-61.7%	1,162.2	-40.2%
Accounts receivable beginning of period	822.7	514.4	59.9%	760.2	8.2%
Cash end of period	910.6	1,365.2	-33.3%	694.5	31.1%
Accounts receivable	859.9	762.6	12.8%	822.7	4.5%
Total Liquidity	1,770.5	2,127.8	-16.8%	1,517.2	16.7%

1-  Management cash flow: some items were reclassified for better presentation. The groups may not be comparable with the totals presented in our financial statements.

2-   Net cash flow = cash flow from operating activities + cash flow from investing activities.

Capex

Capital expenditures for quarter ended June 30, 2017 were R$205.8 million, primarily related to engines. For more details on changes in property, plant and equipment, see Note 15 in the interim financial statements.

Total fleet

Final	2Q17	2Q16	Var.	2Q16	Var.
Boeing 737-NGs	120	139	-19	124	-4
737-800 NG	92	105	-13	96	-4
737-700 NG	28	34	-6	28	0
By rental type	2Q17	2Q16	Var.	1Q16	Var.
Financial Leasing (737-NG)	31	37	-6	31	0
Operating Leasing (373-NG)	89	102	-13	93	-4

At the end of June 2017, out of a total of 120 Boeing 737-NG aircraft, GOL was operating 116 aircraft on its routes. The four remaining aircraft were sub-leased to another airline.

In 2Q16, out of a total of 139 aircraft, GOL was operating 119 aircraft on its routes. Of the 20 remaining aircraft, 11 were in the process of being returned to the lessors and 9 were sub-leased to other airlines.

GOL has 89 aircraft under operating leases and 31 under finance leases. 31 aircraft of the total fleet have a purchase option for when their leasing contracts expire.

The average age of the fleet was 8.8 years at the end of 2Q17. In order to maintain this low average, the Company has 120 firm Boeing 737 MAX acquisition orders for fleet renewal by 2028. The first Boeing 737 MAX aircraft is expected to be received by the Company in July 2018.

12	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Second Quarter 2017

Fleet plan	2017	2018	2019	>2019	Total
Operating Fleet (End of Period)	115	121	124
Aircraft Commitments (R$ million)*	-	-	2,961.8	43,975.4	46,937.2
Pre-Delivery Payments (R$ million)	73.4	487.6	792.5	5,374.4	6,727.9

                   * Considers aircraft list price

In May the Federal Aviation Administration (FAA) recertificated our Aircraft Maintenance Center (CMA) in Confins, Minas Gerais, and also the Galeão base in Rio de Janeiro-RJ, for Line maintenance. This is an important recognition of the American authority that ensures that our processes, manuals and maintenance training programs are in line with the best practices of the world aviation. With the achievement of the FAA seal, we continue to carry out maintenance procedures with excellence, both in our equipment and in the provision of services to other operators, as well as to our partner Delta.

For this recertification, our employees in Confins inaugurated and certified the Clean Room, a large investment workshop for Maintenance that increases our ability to repair complex parts and components made from composite materials such as flaps and spoilers. We are now authorized to perform these repairs in accordance with FAA standards. Another novelty is that the battery workshop of our Maintenance Center was also certified in this process.

Liquidity and Indebtedness

On June 30, 2017, the Company registered total liquidity (total cash, including financial investments and restricted cash, and accounts receivables) of R$1,770.5 million, an increase of R$253.3 million over the cash position of March 31, 2017. Short-term accounts receivables totaled R$859.9 million, consisting mostly of ticket sales via credit card and accounts receivable from travel agencies and cargo transportation, representing an increase of 4.5% versus 1Q17.

Liquidity (R$ MM)	2Q17	2Q16	% Var.	1Q17	% Var.
Cash, cash equivalents, short-term financial investments and restricted cash	910.6	1,365.2	-33.3%	694.5	31.1%
Short-Term Accounts Receivables	859.9	762.6	12.8%	822.7	4.5%
Total Liquidity	1,770.5	2,127.8	-16.8%	1,517.2	16.7%
Total Liquidity as % of LTM Net Revenues	9.2%	13.7%	-4.5 p.p	7.1%	2.1 p.p

Indebtedness (R$MM)	2Q17	2Q16	% Var.	1Q17	% Var.
Loans and Financings	1,321.9	1,519.1	-13.0%	1,322.5	0.0%
Debt Issuance	3,028.6	3,198.7	-5.3%	2,937.1	3.1%
Aircraft Rent	267.4	313.5	-14.7%	238.7	12.0%
Aircraft Financing	1,599.0	1,922.2	-16.8%	1,592.5	0.4%
Total Loans and Financings	6,217.0	6,953.5	-10.6%	6,090.7	2.1%
Short-Term Debt	728.1	997.5	-27.0%	726.6	0.2%
Debt in US$	188.1	307.8	-38.9%	225.6	-7.3%
Debt in BRL	105.8	10.0	957.8%	11.7	206.6%
Long-Term Debt	5,488.9	5,955.6	-7.8%	5,364.1	2.3%
Debt in US$	1,354.2	1,540.3	-12.1%	1,373.6	-1.4%
Debt in BRL	1,008.8	1,011.6	-0.3%	1,012.0	-0.3%
Perpetual Notes	438.2	572.0	-23.4%	419.7	4.4%
Accumulated Interest	120.7	111.4	8.3%	46.4	160.1%
Operating Leases (off-balance)	5,579.0	6,489.5	-14.0%	5,790.9	-3.7%

13	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Second Quarter 2017

Debt and Leverage (R$ MM)	2Q17	2Q16	% Var.	1Q17	% Var.
Gross Debt ex-perpetual notes (R$ MM)	5,778.8	6,382.2	-9.5%	5,671.0	1.9%
LTM Aircraft Rent x 7 years	6,090.0	8,760.4	-30.5%	6,220.0	-2.1%
Gross Adjusted Debt[2] (R$ MM)	11,868.8	15,142.6	-21.6%	11,891.0	-0.2%
Cash (R$ MM)	910.6	1.365.2	-33.3%	694.5	31.1%
Net Adjusted Debt[2] (R$ MM)	10,958.2	13,777.4	-20.5%	10,849.7	1.0%
% of debt in foreign currency	82.1%	85.3%	-3.2 p.p	83.2%	-1.1 p.p
% of debt in Short-Term	11.7%	14.4%	-2.6 p.p	11.9%	-0.2 p.p
% of debt in Long-Term	88.3%	85.6%	2.6 p.p	88.1%	0.2 p.p
Total of Loans and Financings	6,217.0	6,953.5	-10.6%	6,090.7	2.1%
- Perpetual notes	438.2	572.0	-23.4%	419.7	4.4%
- Cash, equivalents, short-term fin. investments and restricted cash	910.6	1,365.2	-33.3%	694.5	31.1%
= Net Debt (ex-perpetual notes)	4,868.2	5,016.3	-3.0%	4,976.5	-2.2%
LTM EBITDA	1,158.0	1,144.0	-23.4%	952.0	4.4%
Net Debt (ex-perpetual notes)/LTM EBITDA	4.2x	5.2x	-1.0 x	5.2x	-1.0 x
Adjusted Gross Debt2 / EBITDAR Annualized	6.0 x	6.9 x	-0.9 x	4.9 x	1.1 x
Adjusted Net Debt2 / EBITDAR Annualized	5.5 x	6.3 x	-0.8 x	4.6 x	0.9 x
Net Financial Commitments1 / EBITDAR Annualized	5.7 x	6.1 x	-0.4 x	4.6 x	1.1 x

1 - Financial commitments (gross debt + operational leasing contracts – perpetual notes) less Cash  /  2 - Debt (excluding perpetual notes) + LTM operational leasing expenses x 7; *Certain variation calculations in this report may not match due to rounding.

Loans and financing

     During 2Q17, the Company’s total loans and financings totaled R$6,217.0 million (including finance leases), a decrease of 10.6% compared to 2Q16.

      The adjusted net debt/LTM EBITDA ratio, excluding the perpetual notes, reduced and reached 4.2x in the period compared to 5.2x in 1Q17.

The average maturity of the Company's long-term debt in 2Q17, excluding aircraft financial leasing and perpetual notes, was 3.2 years, compared to 3.3 years in 1Q17. Average rate of 13.4% for local-currency debt, compared to 16.0% in 1Q17, and 7.6% for Dollar-dominated debt, compared to 7.5% in 1Q17.

14	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Second Quarter 2017

Outlook

Financial Outlook	Guidance Full year 2017	6M17 Results
Average operating fleet	115	116
Variation in supply (ASK)	0% to -2%	-2.4%
Variation in total seats	-3% to -5%	-9.4%
Variation in volume of departures	-3% to -5%	-9.8%
Average load factor	77% to 79%	79%
Net Revenues (billion)	+/- R$10	R$4.9
Non-fuel CASK (R$ cents)	+/- 14	14.4
Aircraft rent (billion)	+/- R$1	R$0.5
EBITDA margin	12% a 14%	10%
Operating (EBIT) margin	7% a 9%	6%
Earnings per share – fully diluted¹	R$0.38 a R$0.52	-R$0.90
Fully-diluted shares outstanding (million) [2]	347.2	347.5
Earnings per ADS – fully diluted¹	US$0.57 a US$0.78	-US$1.42
Fully-diluted ADS outstanding (million) [2]	69.4	69.5
Net Debt/LTM EBITDA	+/- 4.2x	4.2x3

1 After participation of minority interest in Smiles S.A. 2Non-onerous transfer of preferred shares related to the premiums granted to the beneficiaries under the Company's Restricted Share Plan ("Plan"), after the vesting period, as defined in the Plan.  3. Net Debt of R$4,868 MM, excluding perpetual bonds , and  LTM EBITDA of R$1,158MM (as of June 30, 2017).

Given the volatility of the Brazilian economy, the current above guidance for 2017 may be adjusted in order to incorporate the evolution of its operating and financial performance and any eventual changes in GDP growth, interest rates, inflation, exchange rate, and WTI and Brent oil price trend.

15	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Second Quarter 2017

Income statement (R$ MM)*	2Q17	2Q16	% Var.

Net operating revenues
Passenger	1,886.3	1,791.0	5.3%
Cargo and Other	347.7	297.8	16.7%
Total net operating revenues	2,234.0	2,088.8	7.0%

Operating Expenses
Salaries, wages and benefits	(381.7)	(381.8)	0.0%
Aircraft fuel	(629.7)	(591.7)	6.4%
Aircraft rent	(241.9)	(286.5)	-15.6%
Passenger Expenses	(98.4)	(115.9)	-15.1%
Sales and marketing	(124.4)	(132.2)	-5.9%
Landing fees	(144.7)	(157.2)	-8.0%
Aircraft and traffic servicing	(209.3)	(202.3)	3.5%
Maintenance materials and repairs	(132.2)	(157.3)	-16.0%
Depreciation and amortization	(119.0)	(110.2)	8.0%
Other	(127.3)	(125.8)	1.2%
Total Operating Expenses	(2,208.6)	(2,260.8)	-2.3%

Equity Income	0.0	0.6	-99.2%

Operating Income	25.4	(171.4)	NM

Financial Income (expense), net	(425.3)	543.1	NM

Income (Loss) before income taxes	(399.9)	371.7	NM
Current income tax	(69.3)	(61.3)	13.0%
Deferred income tax	62.8	(0.9)	NM
Net income (loss) before minority interest	(406.3)	309.5	NM

Minority interest	68.2	57.0	19.8%

Net income (loss) after minority interest	(474.6)	252.6	NM

EPS in R$ after minority interest	(1.37)	0.73	NM
Earnings per ADS in US$ after minority interest	(2.12)	1.04	NM

Number of shares at the end of the period MM	347.5	347.2	0.1%
Number of ADSs at the end of the period MM	69.5	69.4	0.1%

*Certain variation calculations in this report may not match due to rounding.

16	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Second Quarter 2017

Income statement (R$ MM)*	6M17	6M16	% Var.

Net operating revenues
Passenger	4,183.0	4,229.8	-1.1%
Cargo and Other	696.9	572.1	21.8%
Total net operating revenues	4,879.8	4,801.9	1.6%

Operating Expenses
Salaries. wages and benefits	(795.7)	(796.6)	-0.1%
Aircraft fuel	(1,365.5)	(1,348.6)	1.3%
Aircraft rent	(483.4)	(610.4)	-20.8%
Passenger Expenses	(215.6)	(238.1)	-9.4%
Sales and marketing	(242.0)	(250.8)	-3.5%
Landing fees	(319.5)	(346.8)	-7.9%
Aircraft and traffic servicing	(403.2)	(384.6)	4.8%
Maintenance materials and repairs	(220.4)	(285.4)	-22.8%
Depreciation and amortization	(225.6)	(224.9)	0.3%
Other	(330.4)	(46.7)	607.8%
Total Operating Expenses	(4,602.3)	(4,532.8)	1.5%

Equity Income	0.1	(3.3)	NM

Operating Income	278.6	265.8	4.8%

Financial Income (expense). net	(524.9)	929.3	NM

Income (Loss) before income taxes	(246.3)	1,195.1	NM
Current income tax	(154.4)	(124.2)	24.3%
Deferred income tax	227.0	(4.2)	NM
Net income (loss) before minority interest	(173.6)	1,066.6	NM

Minority interest	140.5	111.4	26.2%

Net income (loss) after minority interest	(314.2)	955.3	NM

EPS in R$ after minority interest	(0.90)	2.75	NM
Earnings per ADS in US$ after minority interest	(1.42)	3.71	NM

Number of shares at the end of the period MM	347.5	347.2	0.1%
Number of ADSs at the end of the period MM	69.5	69.4	0.1%

*Certain variation calculations in this report may not match due to rounding.

17	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Second Quarter 2017

Consolidated Balance Sheet (R$ 000)*	June 30, 2017	December 31, 2016	% Var.

ASSETS	8,466,780	8,404,355	0.7%
Current Assets	1,942,917	2,080,714	-6.6%
Cash and cash equivalents	568,711	562,207	1.2%
Short term investment	111,517	431,233	-74.1%
Trade receivables	859,921	760,237	13.1%
Inventories	208,106	182,588	14.0%
Recoverable income taxes	57,329	27,287	110.1%
Derivatives transactions	-	3,817	-
Other credits	137,333	113,345	21.2%
Non-Current Assets	6,523,863	6,323,641	3.2%
Deposits	1,266,787	1,188,992	6.5%
Restricted cash	230,323	168,769	36.5%
Recoverable income taxes	78,046	72,060	8.3%
Deferred income taxes	115,518	107,159	7.8%
Other credits	971	4,713	-79.4%
Investments	17,353	17,222	0.8%
Property and equipment, net	3,081,637	3,025,010	1.9%
Intangible assets	1,733,228	1,739,716	-0.4%

LIABILITIES AND SHAREHOLDERS’ EQUITY	8,466,780	8,404,355	0.7%
Current Liabilities	5,031,364	4,848,742	3.8%
Short-term debt	728,051	835,290	-12.8%
Suppliers	1,079,311	1,097,997	-1.7%
Salaries	261,134	283,522	-7.9%
Taxes payable	134,514	146,174	-8.0%
Landing fees	338,148	239,566	41.2%
Transportation commitments	1,274,236	1,185,945	7.4%
Mileage program	764,882	781,707	-2.2%
Advances from customers	189,356	16,823	1,025.6%
Provisions	6,653	66,502	-90.0%
Derivatives transactions	38,962	89,211	-56.3%
Bonds with share leases	93,056	-	-
Other obligations	123,061	106,005	16.1%
Non-Current Liabilities	7,064,052	6,912,364	2.2%
Long-term debt	5,488,935	5,543,930	-1.0%
Suppliers	157,138	-	-
Provisions	739,870	723,713	2.2%
Mileage program	175,776	219,325	-19.9%
Deferred taxes	338,108	338,020	0.0%
Taxes payable	70,060	42,803	63.7%
Other obligations	94,165	44,573	111.3%
Shareholders' Equity	(3,628,636)	(3,356,751)	8.1%
Capital Stock	3,080,110	3,080,110	0.0%
Shares to issuance	1,137	-	-
Shares issuance costs	(155,618)	(155,618)	0.0%
Treasury shares	(4,456)	(13,371)	-66.7%
Capital reserves	88,854	91,399	-2.8%
Equity valuation adjustment	(122,940)	(147,229)	-16.5%
Share base payments reserve	111,310	113,918	-2.3%
Effects on changes in ownership interest	751,584	693,251	8.4%
Accumulated losses	(7,626,629)	(7,312,458)	4.3%
Non-controlling interests	248,012	293,247	-15.4%

*Certain variation calculations in this report may not match due to rounding.]

18	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Second Quarter 2017

Consolidated Balance Sheet (R$ 000)*	June 30, 2017	December 31, 2016	% Var.

ASSETS	8,466,780	8,404,355	0.7%
Current Assets	1,942,917	2,080,714	-6.6%
Cash and cash equivalents	568,711	562,207	1.2%
Short term investment	111,517	431,233	-74.1%
Trade receivables	859,921	760,237	13.1%
Inventories	208,106	182,588	14.0%
Recoverable income taxes	57,329	27,287	110.1%
Derivatives transactions	-	3,817	-
Other credits	137,333	113,345	21.2%
Non-Current Assets	6,523,863	6,323,641	3.2%
Deposits	1,266,787	1,188,992	6.5%
Restricted cash	230,323	168,769	36.5%
Recoverable income taxes	78,046	72,060	8.3%
Deferred income taxes	115,518	107,159	7.8%
Other credits	971	4,713	-79.4%
Investments	17,353	17,222	0.8%
Property and equipment, net	3,081,637	3,025,010	1.9%
Intangible assets	1,733,228	1,739,716	-0.4%

LIABILITIES AND SHAREHOLDERS’ EQUITY	8,466,780	8,404,355	0.7%
Current Liabilities	5,031,364	4,848,742	3.8%
Short-term debt	728,051	835,290	-12.8%
Suppliers	1,079,311	1,097,997	-1.7%
Salaries	261,134	283,522	-7.9%
Taxes payable	134,514	146,174	-8.0%
Landing fees	338,148	239,566	41.2%
Transportation commitments	1,274,236	1,185,945	7.4%
Mileage program	764,882	781,707	-2.2%
Advances from customers	189,356	16,823	1,025.6%
Provisions	6,653	66,502	-90.0%
Derivatives transactions	38,962	89,211	-56.3%
Bonds with share leases	93,056	-	-
Other obligations	123,061	106,005	16.1%
Non-Current Liabilities	7,064,052	6,912,364	2.2%
Long-term debt	5,488,935	5,543,930	-1.0%
Suppliers	157,138	-	-
Provisions	739,870	723,713	2.2%
Mileage program	175,776	219,325	-19.9%
Deferred taxes	338,108	338,020	0.0%
Taxes payable	70,060	42,803	63.7%
Other obligations	94,165	44,573	111.3%
Shareholders' Equity	(3,628,636)	(3,356,751)	8.1%
Capital Stock	3,080,110	3,080,110	0.0%
Shares to issuance	1,137	-	-
Shares issuance costs	(155,618)	(155,618)	0.0%
Treasury shares	(4,456)	(13,371)	-66.7%
Capital reserves	88,854	91,399	-2.8%
Equity valuation adjustment	(122,940)	(147,229)	-16.5%
Share base payments reserve	111,310	113,918	-2.3%
Effects on changes in ownership interest	751,584	693,251	8.4%
Accumulated losses	(7,626,629)	(7,312,458)	4.3%
Non-controlling interests	248,012	293,247	-15.4%

19	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Second Quarter 2017

Consolidated Cash Flow (R$000)	6M17	6M16	% Var.
Net Income (loss) for the period	(173,642)	1,066,645	NM
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	225,564	224,914	0.3%
Allowance for doubtful accounts	3,537	6,990	-49.4%
Provisions for legal proceedings	73,178	22,354	227.4%
Provision (reversal) for inventory obsolescence	613	(15)	NM
Deferred taxes	(227,009)	4,183	NM
Equity results	(131)	3,318	NM
Share-based payments	6,484	7,804	-16.9%
Exchange and monetary variations, net	107,822	(1,208,551)	NM
Interest on debt and leases	282,372	330,111	-14.5%
Unrealized derivative results	492	43,172	-98.9%
Provision for profit sharing	524	4,639	-88.7%
Write-off of property, plant and equipment and intangible assets	23,081	114,307	-79.8%
Adjusted net income	322,884	619,871	-47.9%

Changes in operating assets and liabilities:
Trade Receivables	(100,949)	(307,015)	-67.1%
Short-term investments	60,042	(53,925)	NM
Inventories	(26,131)	12,524	NM
Deposits	(55,869)	(240,210)	-76.7%
Suppliers	118,081	(47,581)	NM
Transportation commitments	88,291	(127,681)	NM
Mileage program	(60,374)	41,288	NM
Advances from customers	172,533	153,562	12.4%
Labor obligations	(22,912)	628	NM
Taxes and airport fees	98,582	(36,226)	NM
Tax obligations	367,293	96,290	281.4%
Obligations arising from derivative transactions	(22,724)	(36,543)	-37.8%
Provisions	(144,287)	(76,684)	88.2%
Other assets (liabilities)	51,941	(105,829)	NM
Interest paid	(249,661)	(344,268)	-27.5%
Income taxes paid	(132,958)	(94,366)	40.9%

Net cash flows from (used in) operating activities	463,782	(546,165)	NM
Short-term investments	-	-	0.0%
Restricted cash	(63,115)	374,558	NM
Advances for purchase of property, plant and equipment	(2,324)	467,000	-
Disposal of subsidiary's interest, net of tax	59,309	-	-
Financial investments of subsidiary Smiles	259,674	82,807	213.6%
Property, plant and equipment	(289,406)	(76,721)	277.2%
Intangible assets	(21,338)	(8,623)	147.5%
Receipt of dividends	-	1,305	-

Net cash flows from (used in) investing activities	(57,200)	840,326	NM
Loan funding	223,143	-	-
Loan payments	(232,472)	(360,804)	-35.6%
Finance lease payments	(120,930)	(230,051)	-47.4%
Interest on capital paid through the subsidiary	(241,337)	(153,962)	56.8%
Shares to issuance	1,137	-	-
Shares issuance costs	-	(395)	-
Capital increase	-	4,351	-

Net cash used in financing activities	(370,459)	(740,861)	-50.0%
Foreign exchange variation on cash and cash	(29,619)	(18,603)	59.2%
Net increase (decrease) in cash and cash equivalents	6,504	(465,303)	NM

Cash and cash equivalents at beginning of the period	562,207	1,072,332	-47.6%
Cash and cash equivalents at period end	568,711	607,029	-6.3%

20	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Second Quarter 2017

Glossary of industry terms

|        AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|        AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|        AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|        AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|        BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

|        BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|        BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|        CHARTER: a flight operated by an airline outside its normal or regular operations.

|        EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

|        LESSOR: the party renting a property or other asset to another party, the lessee.

|        LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|        LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

|        OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

|        OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|        OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|        PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

|        REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|        REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|        SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

|        SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

|        SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

|        TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

|        WTI Barrel: West Texas Intermediate – the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

|        Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

21	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Second Quarter 2017

Investor Relations

            ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

Brazil's largest airline group with three main businesses: passenger transportation, cargo transportation and coalition loyalty program. GOL is Brazil’s largest airline, carrying 33 million passengers annually on more than 700 daily flights to 63 destinations, 52 in Brazil and 11 in South America and the Caribbean, on a fleet of 120 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order. GOLLOG is a leading cargo transportation and logistics business serving more than 2,200 Brazilian municipalities and, through partners, 205 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 13 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 15,000 highly skilled aviation professionals delivering Brazil’s top on-time performance, and an industry leading 16 year safety record. GOL’s shares are traded on the NYSE (GOL) and the B3 (GOLL4).

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

Non-GAAP Measures

To be consistent with industry practice, we disclose so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, ”total liquidity”, "EBITDA" and EBITDAR”. Our management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of our operating performance and their comparison of our operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

22	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 9, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.